VIA EDGAR

October 20, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II
Registration Statement on Form N-14 (File No. 333-213105)

Dear Sir or Madam:

We are attaching for filing on behalf of Investment Managers Series Trust II (the “Registrant”) Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-14 (the “N-14 Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”).  The N-14 Registration Statement relates to the reorganization of Vivaldi Orinda Macro Opportunities Fund, a series of Advisors Series Trust, into Vivaldi Orinda Multi-Strategy Fund, a series of the Registrant.  This filing is being made for the purposes of adding some additional updates as well as some clarifying changes.  This version is marked to show changes from Pre-Effective Amendment No. 1 filed on October 17, 2016 (Accession No. 0001398344-16-019687).

Please direct any inquiries regarding this filing to Joy Ausili at (626) 914-1360 or the undersigned at (626) 385-5777.

Very truly yours,

/s/ Diane J. Drake
Diane J. Drake

Enclosures